No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On April 10, 2012, Honda Motor (China) Investment Co., Ltd. announced its mid-term business strategy for China.

Exhibit 2:

On April 23, 2012, Guangqi Honda Automobile Co., Ltd. (GHAC), an automobile production and sales joint venture of Honda in China, today announced plans to build a third production line within the property of the existing ZengCheng Plant.

Exhibit 3:

On April 27, 2012, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: May 10, 2012

Honda Announced Mid-term Business Strategy for China

In Beijing, on April 10, 2012, Honda Motor (China) Investment Co., Ltd. announced its mid-term business strategy for China.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2012/c120410Mid-term-Business-Strategy-China/index.html

Guangqi Honda to Build a Third Automobile Production Line

In Beijing, on April 23, 2012, Guangqi Honda Automobile Co., Ltd. (GHAC), an automobile production and sales joint venture of Honda in China, today announced plans to build a third production line within the property of the existing ZengCheng Plant.

The construction of the third line will begin at the end of this year, and the line will become operational in 2014 with an initial annual production capacity of 120,000 units. GHAC is planning to further expand the capacity up to 240,000 units in the future. GHAC is also planning to build a new engine plant in time for the start of production on the third line. The total investment for the third line (with capacity expandable up to 240,000 units) and the new engine plant is expected to be approximately 3.56 billion R.M.B. (approximately 46 billion yen*).

When the third line becomes operational in 2014, GHAC’s overall annual automobile production capacity will be increased from the current 480,000 units to 600,000 units. In the meantime, Dongfeng Honda Automobile Co., Ltd., another Honda automobile production and sales joint venture in China, is scheduled to begin production at its newly built second plant in July of this year, increasing the company’s annual production capacity to 360,000 units by 2013. With these capacity expansion measures, Honda’s overall annual automobile production capacity in China will increase from the current 770,000 units to 1.01 million units in 2014.

* calculated with an exchange rate of 1 R.M.B.= 12.92 yen

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2012/c120423Guangqi-Honda-Third-Automobile-Production-Line/index.html

April 27, 2012

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2012

Tokyo, April 27, 2012 – Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2012.

Fourth Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal fourth quarter ended March 31, 2012 totaled JPY 71.5 billion (USD 871 million), an increase of 60.7% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 39.72 (USD 0.48), an increase of JPY 15.00 (USD 0.18) from JPY 24.72 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,405.0 billion (USD 29,262 million), an increase of 8.7% from the same period last year, due primarily to increased revenue in motorcycle and automobile business operation, despite the unfavorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 111.9 billion (USD 1,362 million), an increase of 142.3% from the same period last year, due primarily to an increase in sales volume and model mix, and decreased SG&A expenses, despite increased R&D expenses and the unfavorable foreign currency effect.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 93.0 billion (USD 1,132 million), an increase of 21.5% from the same period last year.

Equity in income of affiliates amounted to JPY 33.2 billion (USD 405 million) for the quarter, an increase of 33.1% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal fourth quarter by business segment, motorcycle unit sales totaled 3,456 thousand units, an increase of 17.8% from the same period last year* due mainly to increased unit sales in Asia and other regions including South America. Revenue from sales to external customers increased 1.5%, to JPY 358.5 billion (USD 4,362 million), from the same period last year, due mainly to increased unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 32.8 billion (USD 400 million), a decrease of 31.7% from the same period last year, due primarily to the adverse impact of a one-time gain related to licensing agreements in the same period last year, increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 810 thousand units for the period.

Honda’s automobile unit sales totaled 988 thousand units**, an increase of 14.9% from the same period last year due to increased unit sales in North America and Japan, despite decreased unit sales in Asia primarily caused by the impact of the Thailand flood. Revenue from sales to external customers increased 12.1%, to JPY 1,844.9 billion (USD 22,447 million), from the same period last year due mainly to an increase in unit sales, despite unfavorable currency translation effects. Operating income totaled JPY 45.1 billion (USD 549 million), an increase of JPY 84.3 billion (USD 1,026 million) from the same period last year, due primarily to an increase in sales volume and model mix and decreased SG&A expenses despite increased R&D expenses and unfavorable foreign currency effects.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from customers in the financial services business decreased 4.1%, to JPY 129.0 billion (USD 1,570 million) from the same period last year due mainly to the unfavorable foreign currency translation effects. Operating income decreased 9.2% to JPY 35.9 billion (USD 438 million) from the same period last year due mainly to the increased allowance for losses on credit and the unfavorable foreign currency effects.

Honda’s power product unit sales totaled 2,010 thousand units, an increase of 15.1% from the same period last year mainly due to increased unit sales in North America and Asia. Revenue from sales to external customers in power product and other businesses decreased 9.4%, to JPY 72.5 billion (USD 883 million), from the same period last year, due mainly to decreased revenue in other businesses and the unfavorable currency translation effects, despite increased unit sales in power products. Honda reported an operating loss of JPY 2.0 billion (USD 25 million), an improvement of JPY 0.3 billion (USD 4 million), from the same period last year due mainly to an increase in sales volume and model mix, despite increased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal fourth quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,069.0 billion (USD 13,007 million), an increase of 19.6% from the same period last year due mainly to increased revenue in the automobile business. Operating income totaled JPY 12.5 billion (USD 153 million), an increase of JPY 34.3 billion (USD 418 million) from the same period last year due mainly to an increase in sales volume and model mix and decreased SG&A expenses despite increased R&D expenses.

In North America, revenue increased by 22.9%, to JPY 1,200.3 billion (USD 14,605 million), from the same period last year due mainly to increased revenue in the automobile business despite unfavorable foreign currency translation effects. Operating income totaled JPY 82.2 billion (USD 1,000 million), an increase of 234.8% from the same period last year due mainly to an increase in sales volume and model mix despite increased SG&A expenses and unfavorable foreign currency effects.

In Europe, revenue decreased by 16.0%, to JPY 165.8 billion (USD 2,018 million), from the same period last year mainly due to decreased revenue in automobile and motorcycle business operation and unfavorable foreign currency effects. Operating income totaled JPY 1.8 billion (USD 22 million), an increase of JPY 3.5 billion (USD 44 million) from the same period last year mainly due to an increase in sales volume and model mix.

In Asia, revenue decreased by 17.1%, to JPY 391.5 billion (USD 4,764 million), from the same period last year as revenue from the automobile business decreased mainly due to the impact from the flooding in Thailand and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income decreased by 48.5%, to JPY 16.5 billion (USD 201 million), from the same period last year due mainly to a decrease in sales volume and model mix and unfavorable foreign currency effects, despite decreased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions including South America, the Middle East, Africa and Oceania, revenue decreased by 19.5%, to JPY 212.6 billion (USD 2,588 billion) from the same period last year mainly due to decreased revenue in the automobile business and unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income totaled JPY 5.6 billion (USD 68 million), a decrease of 57.3% from the same period last year mainly due to a decrease in sales volume and model mix and unfavorable foreign currency effects.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 82.19=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2012.

Fiscal Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2012 totaled JPY 211.4 billion, a decrease of 60.4% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal year amounted to JPY 117.34, a decrease of JPY 178.33 from JPY 295.67 for the previous fiscal year.

Consolidated revenue for the year amounted to JPY 7,948.0 billion, a decrease of 11.1% from the previous fiscal year, primarily due to decreased revenue in the automobile business mainly caused by temporary suspension of production and production adjustments as a result of the Great East Japan Earthquake which occurred on March 11, 2011 (the “Earthquake”) as well as flooding in Thailand, and unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business.

Consolidated operating income for the year totaled JPY 231.3 billion, a decrease of 59.4% from the previous fiscal year due primarily to a decrease in sales volume and model mix, increased R&D expenses and unfavorable foreign currency effects, despite decreased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the year totaled JPY 257.4 billion, a decrease of 59.2% from the previous fiscal year.

Equity in income of affiliates amounted to JPY 100.4 billion for the year, a decrease of 28.2% from the previous fiscal year.

Business Segment

With respect to Honda’s sales for the fiscal year by business segment, unit sales of motorcycles totaled 12,559 thousand units, an increase of 9.7% from the previous fiscal year*, due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 4.7%, to JPY 1,348.8 billion from the previous fiscal year, primarily due to increased unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 142.6 billion, an increase of 2.9% from the previous fiscal year, due primarily to an increase in sales units and model mix, despite the adverse impact of a one-time gain related to licensing agreements in the previous fiscal year, increased SG&A expenses and unfavorable foreign currency effects.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 2,940 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal year totaled 3,137 thousand units, a decrease of 10.7% from the previous fiscal year, due mainly to decreased unit sales in all regions resulting from the Earthquake and flooding in Thailand. Revenue from sales to external customers decreased 14.5%, to JPY 5,805.9 billion, from the previous fiscal year**, due mainly to decreased unit sales and unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 77.2 billion, a decrease of JPY 341.7 billion from the previous fiscal year, due primarily to a decrease in unit sales and model mix, and unfavorable foreign currency effects, despite decreased SG&A expenses.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from the financial services business to external customers for the fiscal year decreased 8.1%, to JPY 516.1 billion from the previous fiscal year, primarily due to unfavorable foreign currency translation effects. Operating income decreased 8.7%, to JPY 170.0 billion from the previous fiscal year due mainly to unfavorable foreign currency effects, despite the decreased allowance for losses on lease residual values.

Honda’s unit sales of power products for the fiscal year totaled 5,819 thousand units, an increase of 5.6% from the previous fiscal year due primarily to an increase in unit sales in North America and Asia. Revenue from sales to external customers in power product and other businesses decreased by 5.3%, to JPY 277.1 billion from the previous fiscal year, due mainly to decreased revenue in other businesses and unfavorable foreign currency translation effects, despite increased unit sales of power products. Honda reported an operating loss of JPY 4.0 billion, an improvement of JPY 1.4 billion from the previous fiscal year due primarily to an increase in unit sales and model mix of power products despite increased SG&A expenses and unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal year by geographic segment, in Japan, revenue from domestic and export sales was JPY 3,362.9 billion, a decrease of 6.9% compared to the previous fiscal year mainly due to decreased revenue in the automobile business which was impacted by the Earthquake and flooding in Thailand. Honda reported an operating loss of JPY 109.8 billion, a decrease of JPY 175.9 billion from the previous fiscal year, due mainly to a decrease in sales volume and model mix, increased R&D expenses and unfavorable foreign currency effects despite decreased SG&A expenses.

In North America, revenue decreased by 10.4%, to JPY 3,714.7 billion from the previous fiscal year mainly due to decreased revenue in the automobile business which was impacted by the Earthquake and flooding in Thailand, and unfavorable foreign currency translation effects. Operating income totaled JPY 223.2 billion, a decrease of 25.8% from the previous fiscal year.

In Europe, revenue decreased by 16.9%, to JPY 580.7 billion from the previous fiscal year mainly due to decreased revenue in the automobile business which was impacted by the Earthquake and flooding in Thailand, and unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 12.1 billion a deterioration of JPY 1.9 billion from the previous fiscal year.

In Asia, revenue decreased by 19.0% to JPY 1,490.4 billion from the previous fiscal year, mainly due to decreased revenue in the automobile business which was impacted by the Earthquake and flooding in Thailand, and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income decreased by 49.0%, to JPY 76.8 billion from the previous fiscal year.

In Other Regions, revenue decreased by 9.1% to JPY 893.1 billion from the previous fiscal year mainly due to decreased revenue in the automobile business which was impacted by the Earthquake and flooding in Thailand and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income totaled JPY 56.9 billion, a decrease of 18.1% from the previous fiscal year.

Consolidated Statements of Balance Sheets for the Fiscal Year Ended March 31, 2012

Total assets increased by JPY 209.8 billion, to JPY 11,780.7 billion from March 31, 2011, mainly due to an increase in inventory and an increase in property on operating leases, despite unfavorable foreign currency translation effects. Total liabilities increased by JPY 264.5 billion, to JPY 7,252.4 billion from March 31, 2011, mainly due to an increase in trade accounts and notes payable, despite foreign currency translation effects. Total equity decreased by JPY 54.6 billion, to JPY 4,528.2 billion from March 31, 2011 due mainly to dividends paid and foreign currency translation effects, despite an increase from net income.

Consolidated Statements of Cash Flow for the Fiscal Year Ended March 31, 2012

Consolidated cash and cash equivalents on March 31, 2012 decreased by JPY 31.9 billion from March 31, 2011, to JPY 1,247.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 737.4 billion of cash inflows for the fiscal year ended March 31, 2012. Cash inflows from operating activities decreased by JPY 333.4 billion compared with the previous fiscal year due mainly to a decrease in cash received due to decreased unit sales in the automobile business, despite decreased payments for parts and raw materials primarily caused by a decrease in automobile production.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 673.0 billion of cash outflows. Cash outflows from investing activities decreased by JPY 58.3 billion compared with the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables and a decrease in purchase of operating lease assets, despite increased capital expenditure and a decrease in collections of finance subsidiaries-receivables.

Cash flow from financing activities

Net cash used in financing activities amounted to JPY 44.1 billion of cash outflows. Cash outflows from financing activities decreased by JPY 56.2 billion, compared with the previous fiscal year, due mainly to an increase in proceeds from debt and a decrease in purchases of treasury stock, despite an increase in payment for dividends.

Supplemental information for cash flows

	FY2011 Year-end	FY2012 Year-end
Shareholders’ equity ratio (%)	38.5	37.4
Shareholders’ equity ratio on a market price basis (%)	48.7	48.1
Repayment period (years)	3.8	5.6
Interest coverage ratio	9.8	8.8

•	Shareholders’ equity ratio: Honda Motor Co., Ltd. shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debts with interest payments, which are included on the consolidated balance sheets.

3.	“Shareholders’ equity ratio” is calculated based on “total Honda Motor Co., Ltd. shareholders’ equity”.

Forecasts for the Fiscal Year Ending March 31, 2013

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2013, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 80 and JPY 105, respectively, for the full year ending March 31, 2013.

Fiscal year ending March 31, 2013

	Yen (billions)	Changes from FY 2012
Net sales and other operating revenue	10,300	+29.6%
Operating income	620	+168.0%
Income before income taxes and equity in income of affiliates	635	+146.7%
Net income attributable to Honda Motor Co., Ltd.	470	+122.2%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	260.78

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2013 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	476.8
Cost reduction, the effect of raw material cost fluctuations, etc.	152.0
SG&A expenses, excluding currency effect	- 205.0
R&D expenses	- 35.2
Currency effect	0.0

Operating income compared with fiscal year 2012	388.6

Fair value of derivative instruments	- 8.0
Others	- 3.0

Income before income taxes and equity in income of affiliates compared with fiscal year 2012	377.5

Explanatory notes:

Honda uses principally the declining-balance method for calculating the depreciation of property, plant and equipment, and plans to change it to the straight-line method from the fiscal year ended March 31, 2013. We believe that the straight-line method better reflects the future usage of property plant and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate. The change in depreciation method is anticipated to cause a decrease in depreciation expense by approximately JPY 40.0 billion. The impact is included in Cost reduction, the effect of raw material cost fluctuations, SG&A expenses excluding currency effect, and R&D expenses.

Profit Redistribution Policy and Dividend per Share of Common Stock for fiscal years 2012 and 2013

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 15 per share for the year ended March 31, 2012. As a result, total cash dividends for the year ended March 31, 2012, together with the first quarter cash dividends of JPY 15, the second quarter cash dividends of JPY 15 and the third quarter cash dividends of JPY 15, are planned to be JPY 60 per share, an increase of JPY 6 per share from the annual dividends paid for the year ended March 31, 2011.

Also, please note that the year-end cash dividends for the year ended March 31, 2012 is a matter to be resolved at the general meeting of shareholders.

The Company plans to distribute quarterly cash dividends of JPY 19 per share for each quarter for the year ending March 31, 2013. As a result, total cash dividends for the year ending March 31, 2013 are planned to be JPY 76 per share, an increase of JPY 16 from the annual dividends to be paid for the year ended March 31, 2012.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Medium- and Long-term Management Strategy and Management Target: Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Last year Honda suffered the effects of two large-scale disasters, the Great East Japan Earthquake and the Thai floods, but Honda will focus all its energies on the tasks set out below, aiming to get back on a growth trajectory as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability, and low CO2 emissions.”

1. Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2. Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region. Learning from the experience of disasters such as the Great East Japan Earthquake and the Thai floods, Honda will work at improving its global supply chain, implementing disaster prevention measures at each place of business and devising more effective business continuity plans (BCPs).

3. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4. Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda has now set a target to reduce CO2 emissions from its global products by 30 percent by the end of 2020 compared to year 2000 levels. In addition to reducing CO2 emissions during production and supply chain, Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions through mobility and people’s everyday lives.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want to exist.

Consolidated Financial Summary

For the three months and the year ended March 31, 2011 and 2012

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2011	Three months Ended Mar. 31, 2012	Year ended Mar. 31, 2011	Year ended Mar. 31, 2012
Net sales and other operating revenue	2,213,079	2,405,062	8,936,867	7,948,095
Operating income	46,206	111,976	569,775	231,364
Income before income taxes and equity in income of affiliates	76,615	93,057	630,548	257,403
Net income attributable to Honda Motor Co., Ltd.	44,554	71,594	534,088	211,482

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	24.72	39.72	295.67	117.34

	U.S. Dollar (millions)
		Three months ended Mar. 31, 2012		Year ended Mar. 31, 2012
Net sales and other operating revenue		29,262		96,704
Operating income		1,362		2,815
Income before income taxes and equity in income of affiliates		1,132		3,132
Net income attributable to Honda Motor Co., Ltd.		871		2,573

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.48		1.43

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2011	Mar. 31, 2012
Assets
Current assets:
Cash and cash equivalents	1,279,024	1,247,113
Trade accounts and notes receivable	787,691	812,155
Finance subsidiaries-receivables, net	1,131,068	1,081,721
Inventories	899,813	1,035,779
Deferred income taxes	202,291	188,755
Other current assets	390,160	373,563

Total current assets	4,690,047	4,739,086

Finance subsidiaries-receivables, net	2,348,913	2,364,393

Investments and advances:
Investments in and advances to affiliates	440,026	434,744
Other, including marketable equity securities	199,906	188,863

Total investments and advances	639,932	623,607

Property on operating leases:
Vehicles	1,645,517	1,773,375
Less accumulated depreciation	287,885	300,618

Net property on operating leases	1,357,632	1,472,757

Property, plant and equipment, at cost:
Land	483,654	488,265
Buildings	1,473,067	1,492,823
Machinery and equipment	3,166,353	3,300,727
Construction in progress	202,186	191,107

	5,325,260	5,472,922
Less accumulated depreciation and amortization	3,385,904	3,499,464

Net property, plant and equipment	1,939,356	1,973,458

Other assets	594,994	607,458

Total assets	11,570,874	11,780,759

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2011	Mar. 31, 2012
Liabilities and Equity
Current liabilities:
Short-term debt	1,094,740	964,848
Current portion of long-term debt	962,455	911,395
Trade payables:
Notes	25,216	26,499
Accounts	691,520	942,444
Accrued expenses	525,540	489,110
Income taxes payable	31,960	24,099
Other current liabilities	236,761	221,364

Total current liabilities	3,568,192	3,579,759

Long-term debt, excluding current portion	2,043,240	2,235,001
Other liabilities	1,376,530	1,437,709

Total liabilities	6,987,962	7,252,469

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2011 and 1,811,428,430 shares on Mar. 31, 2012	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,330	47,184
Retained earnings	5,666,539	5,769,029
Accumulated other comprehensive income (loss), net	(1,495,380)	(1,646,078)
Treasury stock, at cost 9,126,716 shares on Mar. 31, 2011 and 9,128,871 shares on Mar. 31, 2012	(26,110)	(26,117)

Total Honda Motor Co., Ltd. shareholders’ equity	4,449,975	4,402,614

Noncontrolling interests	132,937	125,676

Total equity	4,582,912	4,528,290

Commitments and contingent liabilities

Total liabilities and equity	11,570,874	11,780,759

[2] Consolidated Statements of Income

(A) For the three months ended March 31, 2011 and 2012

	Yen (millions)
	Three months ended Mar. 31, 2011	Three months ended Mar. 31, 2012
Net sales and other operating revenue	2,213,079	2,405,062
Operating costs and expenses:
Cost of sales	1,647,432	1,777,708
Selling, general and administrative	395,615	367,862
Research and development	123,826	147,516

	2,166,873	2,293,086

Operating income	46,206	111,976

Other income (expenses):
Interest income	6,741	8,342
Interest expense	(2,210)	(2,869)
Other, net	25,878	(24,392)

	30,409	(18,919)

Income before income taxes and equity in income of affiliates	76,615	93,057

Income tax expense:
Current	36,136	28,728
Deferred	13,015	20,210

	49,151	48,938

Income before equity in income of affiliates	27,464	44,119
Equity in income of affiliates	25,014	33,295

Net income	52,478	77,414
Less: Net income attributable to noncontrolling interests	7,924	5,820

Net income attributable to Honda Motor Co., Ltd.	44,554	71,594

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	24.72	39.72

(B) For the year ended March 31, 2011 and 2012

	Yen (millions)
	Year ended Mar. 31, 2011	Year ended Mar. 31, 2012
Net sales and other operating revenue	8,936,867	7,948,095
Operating costs and expenses:
Cost of sales	6,496,841	5,919,633
Selling, general and administrative	1,382,660	1,277,280
Research and development	487,591	519,818

	8,367,092	7,716,731

Operating income	569,775	231,364
Other income (expenses):
Interest income	23,577	33,461
Interest expense	(8,474)	(10,378)
Other, net	45,670	2,956

	60,773	26,039

Income before income taxes and equity in income of affiliates	630,548	257,403
Income tax expense:
Current	76,647	86,074
Deferred	130,180	49,661

	206,827	135,735

Income before equity in income of affiliates	423,721	121,668
Equity in income of affiliates	139,756	100,406

Net income	563,477	222,074
Less: Net income attributable to noncontrolling interests	(29,389)	(10,592)

Net income attributable to Honda Motor Co., Ltd.	534,088	211,482

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	295.67	117.34

[3] Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. Shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	86,067	172,529	45,463	5,304,473	(1,208,162)	(71,730)	4,328,640	127,790	4,456,430

Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax				1,432			1,432		1,432

Adjusted balances at March 31, 2010	86,067	172,529	45,463	5,305,905	(1,208,162)	(71,730)	4,330,072	127,790	4,457,862

Transfer to legal reserves			867	(867)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(92,170)			(92,170)		(92,170)
Dividends paid to noncontrolling interests								(16,232)	(16,232)
Capital transactions and others								(946)	(946)
Comprehensive income (loss):
Net income				534,088			534,088	29,389	563,477
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(290,745)		(290,745)	(6,796)	(297,541)
Unrealized gains (losses) on marketable securities, net					575		575	(27)	548
Unrealized gains (losses) on derivative instruments, net					168		168		168
Pension and other postretirement benefits adjustments					2,784		2,784	(241)	2,543

Total comprehensive income							246,870	22,325	269,195

Purchase of treasury stock						(34,800)	(34,800)		(34,800)
Reissuance of treasury stock						3	3		3
Retirement of treasury stock				(80,417)		80,417	—		—

Balance at March 31, 2011	86,067	172,529	46,330	5,666,539	(1,495,380)	(26,110)	4,449,975	132,937	4,582,912

Transfer to legal reserves			854	(854)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(108,138)			(108,138)		(108,138)
Dividends paid to noncontrolling interests								(15,763)	(15,763)
Capital transactions and others								(783)	(783)
Comprehensive income (loss):
Net income				211,482			211,482	10,592	222,074
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(116,812)		(116,812)	(1,323)	(118,135)
Unrealized gains (losses) on marketable securities, net					5,899		5,899	(87)	5,812
Unrealized gains (losses) on derivative instruments, net					(29)		(29)		(29)
Pension and other postretirement benefits adjustments					(39,756)		(39,756)	103	(39,653)

Total comprehensive income							60,784	9,285	70,069

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2012	86,067	172,529	47,184	5,769,029	(1,646,078)	(26,117)	4,402,614	125,676	4,528,290

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2011	Year ended Mar. 31, 2012
Cash flows from operating activities:
Net income	563,477	222,074
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	351,496	320,996
Depreciation of property on operating leases	212,143	209,762
Deferred income taxes	130,180	49,661
Equity in income of affiliates	(139,756)	(100,406)
Dividends from affiliates	98,182	95,106
Gain on sales of investments in affiliates	(46,756)	—
Provision for credit and lease residual losses on finance subsidiaries-receivables	13,305	13,032
Impairment loss on investments in securities	2,133	1,062
Damaged and Impairment loss on long-lived assets and goodwill excluding property on operating leases	16,833	10,590
Impairment loss on property on operating leases	835	1,514
Loss (gain) on derivative instruments, net	(7,788)	(1,847)
Decrease (increase) in assets:
Trade accounts and notes receivable	38,700	(35,475)
Inventories	(33,676)	(154,222)
Other current assets	266	2,883
Other assets	(40,729)	(24,000)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(55,331)	242,814
Accrued expenses	39,103	(25,718)
Income taxes payable	9,461	(7,568)
Other current liabilities	32,209	(12,395)
Other liabilities	(83,115)	(14,744)
Other, net	(30,335)	(55,690)

Net cash provided by (used in) operating activities	1,070,837	737,429

Cash flows from investing activities:
Increase in investments and advances	(11,412)	(23,129)
Decrease in investments and advances	13,995	14,647
Payments for purchases of available-for-sale securities	(262)	(1,784)
Proceeds from sales of available-for-sale securities	2,739	1,879
Payments for purchases of held-to-maturity securities	(179,951)	(26,078)
Proceeds from redemptions of held-to-maturity securities	154,977	47,193
Proceeds from sales of investments in affiliates	71,073	9,957
Capital expenditures	(318,543)	(397,218)
Proceeds from sales of property, plant and equipment	24,725	23,260
Proceeds from insurance recoveries for damaged property, plant and equipment	—	16,217
Acquisitions of finance subsidiaries-receivables	(1,927,673)	(1,784,720)
Collections of finance subsidiaries-receivables	1,829,097	1,765,204
Purchases of operating lease assets	(798,420)	(683,767)
Proceeds from sales of operating lease assets	408,265	365,270

Net cash provided by (used in) investing activities	(731,390)	(673,069)

[4] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Year ended Mar. 31, 2011	Year ended Mar. 31, 2012
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	113,669	(104,596)
Proceeds from long-term debt	799,520	1,151,971
Repayment of long-term debt	(870,406)	(967,588)
Dividends paid	(92,170)	(108,138)
Dividends paid to noncontrolling interests	(16,232)	(15,763)
Sales (purchases) of treasury stock, net	(34,797)	(7)

Net cash provided by (used in) financing activities	(100,416)	(44,121)

Effect of exchange rate changes on cash and cash equivalents	(79,909)	(52,150)

Net change in cash and cash equivalents	159,122	(31,911)

Cash and cash equivalents at beginning of the year	1,119,902	1,279,024

Cash and cash equivalents at end of the period	1,279,024	1,247,113

[5] Assumptions for Going Concern

None

[6] Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 378

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd.,

American Honda Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 88

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 14

Reduced through reorganization: 19

Affiliated companies:

Newly formed affiliated companies: 1

Reduced through reorganization: 4

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended March 31, 2012 were ¥79.28=U.S.$1 and ¥103.99= Euro 1. The average exchange rates for the same period last year were ¥82.34=U.S.$1 and ¥112.57= Euro 1.

The average exchange rates for the fiscal year ended March 31, 2012 were ¥79.07=U.S.$1 and ¥108.96 = Euro 1 as compared with ¥85.71=U.S.$1 and ¥113.11 = Euro 1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥82.19=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2012.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

13.	The allowance for credit losses on finance subsidiaries-receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on managements’ evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

15.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

16.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

[7] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	353,112	1,645,355	134,550	80,062	2,213,079	—	—	2,213,079
Intersegment	—	3,083	2,803	3,046	8,932	(8,932)	—	—

Total	353,112	1,648,438	137,353	83,108	2,222,011	(8,932)	—	2,213,079

Cost of sales, SG&A and R&D expenses	304,978	1,687,615	97,746	85,466	2,175,805	(8,932)	—	2,166,873

Segment income (loss)	48,134	(39,177)	39,607	(2,358)	46,206	—	—	46,206

For the three months ended March 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	358,541	1,844,957	129,021	72,543	2,405,062	—	—	2,405,062
Intersegment	—	6,180	2,197	3,074	11,451	(11,451)	—	—

Total	358,541	1,851,137	131,218	75,617	2,416,513	(11,451)	—	2,405,062
Cost of sales, SG&A and R&D expenses	325,672	1,805,977	95,255	77,633	2,304,537	(11,451)	—	2,293,086

Segment income (loss)	32,869	45,160	35,963	(2,016)	111,976	—	—	111,976

(B) As of and for the year ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,288,194	6,794,098	561,896	292,679	8,936,867	—	—	8,936,867
Intersegment	—	8,218	11,562	15,132	34,912	(34,912)	—	—

Total	1,288,194	6,802,316	573,458	307,811	8,971,779	(34,912)	—	8,936,867
Cost of sales, SG&A and R&D expenses	1,149,600	6,537,766	387,179	313,336	8,387,881	(34,912)	14,123	8,367,092

Segment income (loss)	138,594	264,550	186,279	(5,525)	583,898	—	(14,123)	569,775

Assets	933,671	4,883,029	5,572,152	290,730	11,679,582	(108,708)	—	11,570,874
Depreciation and amortization	40,324	296,364	213,805	13,146	563,639	—	—	563,639
Capital expenditures	37,084	273,502	800,491	13,963	1,125,040	—	—	1,125,040

As of and for the year ended March 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,348,828	5,805,975	516,148	277,144	7,948,095	—	—	7,948,095
Intersegment	—	16,767	10,428	12,590	39,785	(39,785)	—	—

Total	1,348,828	5,822,742	526,576	289,734	7,987,880	(39,785)	—	7,948,095
Cost of sales, SG&A and R&D expenses	1,206,226	5,899,948	356,570	293,772	7,756,516	(39,785)	—	7,716,731

Segment income (loss)	142,602	(77,206)	170,006	(4,038)	231,364	—	—	231,364

Assets	1,005,883	4,950,002	5,644,380	304,985	11,905,250	(124,491)	—	11,780,759
Depreciation and amortization	40,452	268,848	211,325	10,133	530,758	—	—	530,758
Capital expenditures	62,075	349,605	686,495	10,005	1,108,180	—	—	1,108,180

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 453,116 million as of March 31, 2011 and JPY 399,732 million as of March 31, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 212,143 million for the year ended March 31, 2011 and JPY 209,762 million for the year ended March 31, 2012, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 798,420 million for the year ended March 31, 2011 and JPY 683,767 million for the year ended March 31, 2012 respectively, of purchase of operating lease assets.

5.	Other Adjustments were out-of-period adjustments in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. The Company recognized the related loss, which pertained to prior fiscal years, in selling, general and administrative expenses in the Company’s consolidated statement of income for the year ended March 31, 2011. The adjustment were not included in the Power product and other businesses but as Other Adjustments for the year ended March 31, 2011.

6.	The amounts of Net sales and other operating revenue Intersegment and Cost of sales, SG&A and R&D expenses for the three months and the year ended March 31, 2011 have been corrected from the amounts previously disclosed.

7.	For the year ended March 31, 2012, substantially all of the JPY 23,420 million of the costs and expenses and JPY 21,725 million of insurance recoveries resulting from the floods in Thailand are included in Cost of sales, SG&A and R&D expenses of the Automobile business.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	456,464	924,280	171,008	404,371	256,956	2,213,079	—	—	2,213,079
Transfers between geographic areas	437,415	52,338	26,351	68,041	7,350	591,495	(591,495)	—	—

Total	893,879	976,618	197,359	472,412	264,306	2,804,574	(591,495)	—	2,213,079

Cost of sales, SG&A and R&D expenses	915,680	952,060	199,124	440,305	251,146	2,758,315	(591,442)	—	2,166,873

Operating income (loss)	(21,801)	24,558	(1,765)	32,107	13,160	46,259	(53)	—	46,206

For the three months ended March 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	585,916	1,133,325	148,858	331,258	205,705	2,405,062	—	—	2,405,062
Transfers between geographic areas	483,126	67,066	17,002	60,304	6,983	634,481	(634,481)	—	—

Total	1,069,042	1,200,391	165,860	391,562	212,688	3,039,543	(634,481)	—	2,405,062

Cost of sales, SG&A and R&D expenses	1,056,454	1,118,181	164,035	375,018	207,065	2,920,753	(627,667)	—	2,293,086

Operating income (loss)	12,588	82,210	1,825	16,544	5,623	118,790	(6,814)	—	111,976

(B) As of and for the year ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,834,003	3,941,505	618,426	1,594,058	948,875	8,936,867	—	—	8,936,867
Transfers between geographic areas	1,777,204	206,392	80,872	247,109	33,208	2,344,785	(2,344,785)	—	—

Total	3,611,207	4,147,897	699,298	1,841,167	982,083	11,281,652	(2,344,785)	—	8,936,867
Cost of sales, SG&A and R&D expenses	3,545,089	3,846,975	709,501	1,690,530	912,534	10,704,629	(2,351,660)	14,123	8,367,092

Operating income (loss)	66,118	300,922	(10,203)	150,637	69,549	577,023	6,875	(14,123)	569,775

Assets	2,875,630	6,209,145	564,678	1,049,113	658,636	11,357,202	213,672	—	11,570,874
Long-lived assets	1,053,168	1,852,542	106,633	231,867	147,363	3,391,573	—	—	3,391,573

As of and for the year ended March 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,774,573	3,500,245	519,329	1,276,621	877,327	7,948,095	—	—	7,948,095
Transfers between geographic areas	1,588,379	214,511	61,463	213,857	15,805	2,094,015	(2,094,015)	—	—

Total	3,362,952	3,714,756	580,792	1,490,478	893,132	10,042,110	(2,094,015)	—	7,948,095
Cost of sales, SG&A and R&D expenses	3,472,786	3,491,463	592,901	1,413,608	836,176	9,806,934	(2,090,203)	—	7,716,731

Operating income (loss)	(109,834)	223,293	(12,109)	76,870	56,956	235,176	(3,812)	—	231,364

Assets	3,106,061	6,333,851	568,790	1,070,331	611,818	11,690,851	89,908	—	11,780,759
Long-lived assets	1,048,402	1,970,631	111,354	274,182	130,339	3,534,908	—	—	3,534,908

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 453,116 million as of March 31, 2011 and JPY 399,732 million as of March 31, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Other Adjustments were out-of-period adjustments in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. The Company recognized the related loss, which pertained to prior fiscal years, in selling, general and administrative expenses in the Company’s consolidated statement of income for the year ended March 31, 2011. The adjustment were not included in Japan but as Other Adjustments for the year ended March 31, 2011.

5.	For the year ended March 31, 2012, JPY 23,420 million of the costs and expenses and JPY 21,725 million of insurance recoveries resulting from the floods in Thailand flood are included in Cost of sales, SG&A and R&D expenses of Asia.

[8] Notes to information about per common share

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2011	Mar. 31, 2012
Honda Motor Co., Ltd. shareholders’ equity per common share	2,469.05	2,442.78
Basic net income attributable to Honda Motor Co., Ltd. per common share	295.67	117.34

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2011 and 2012 were 1,802,301,714 and 1,802,299,559, respectively. Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2011 and 2012 were 1,806,360,505 and 1,802,300,720, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2011 or 2012.

[9] Income Taxes

On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws. Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 38% for fiscal years beginning on or after April 1, 2012, and to approximately 35% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its Japanese subsidiaries measured deferred tax assets and liabilities based on the tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net of deferred tax assets decreased JPY 16,072 million, and income tax expenses increased JPY16,072 million, as of the enacted date of the laws.

[10] Other

1. Dissolution of the joint venture

On March 22, 2011, Honda sold all of its investments in Hero Honda Motors Ltd. (HHML) with book value of JPY 34,275 million, which represented 26.0% of HHML’s total outstanding shares, to its joint venture partner at JPY 71,073 million for the dissolution of the joint venture. In addition, Honda and HHML have signed a new licensing agreement which enables HHML to continue producing, selling and servicing its current products. Consideration for the licensing agreement was JPY 45,000 million, and becomes due through 2014.

Total consideration received less interest portion, including the fair value attributable to the termination of certain obligations under the joint venture agreement, is allocated to each element using the relative selling price method in accordance with FASB ASC 605 “Revenue Recognition”. As a result, the Company recognized revenue of JPY 32,015 million related to the licensing agreement in Net sales and other operating revenue, and gain on sale of the investments of JPY 46,756 million in Other income (expense) – Other, net in the accompanying consolidated statement of income for the year ended March 31, 2011.

2. Impact on the Company’s consolidated financial position or results of operations of the Great East Japan Earthquake occurred on March 11, 2011

On March 11, 2011, Japan experienced a large earthquake commonly referred to as the Great East Japan Earthquake, which caused damage to certain of property, plant and equipment and inventory, and temporary suspension of production of the Company’s plants and research and development activities of the Company and its domestic consolidated subsidiaries.

As a result, the Company and its domestic consolidated subsidiaries recognized JPY 45,720 million of losses, of which JPY 17,450 million is included in cost of sales and JPY 28,270 million is included in selling, general and administrative in the accompanying consolidated statement of income for the year ended March 31, 2011. The losses mainly consist of unallocated fixed production overhead of JPY 15,062 million which is included in cost of sales, and loss on damaged property, plant and equipment of JPY 15,647 million which is included in selling, general and administrative.

3. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand.

In October 2011, Thailand suffered from severe floods, that caused damage to inventories, and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods.

As a result, Honda recognized JPY 23,420 million of costs and expenses, of which JPY 10,680 million is included in cost of sales and JPY 12,740 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012. These costs and expenses mainly consist of losses on damaged inventories of JPY 7,330 million which is included in cost of sales, and losses on damaged property, plant and equipment of JPY 7,654 million which is included in selling, general and administrative expenses.

In addition, Honda recognized insurance recoveries of JPY 21,725 million which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

4. Revisions of the prior year’s Consolidated Statements of Cash Flows

Revisions have been made to adjust overstatements in both acquisitions of finance subsidiaries-receivables and collections of finance subsidiaries-receivables in the consolidated statements of cash flows, that amounted to JPY 280,807 million for the year ended March 31, 2011. The revisions have no impact on net cash used in investing activities.

[11] Significant Subsequent Events

None

Unconsolidated Financial Summary

(Parent company only)

(For the year ended March 31, 2011 and 2012)

Financial Highlights

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2011	% Change	Year ended Mar. 31, 2012
Net sales	2,915,416	-6.0%	2,740,052
Operating income (loss)	13,994	—	(136,757)
Ordinary income	229,769	-82.4%	40,388
Net income	86,657	-46.6%	46,280

	Yen
Net income per share (loss)	47.97		25.68

Financial forecast for the Fiscal Year Ending March 31, 2013

(Parent company only)

Yen (millions)
Year ending Mar. 31, 2013
Net sales	3,320,000
Operating income (loss)	50,000
Ordinary income	190,000
Net income	140,000

Yen
Net income per share	77.68

[1] Unconsolidated Balance Sheets

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2011	Year ended Mar. 31, 2012
Current assets	966,667	1,070,034
Fixed assets	1,509,316	1,539,801

Total assets	2,475,984	2,609,835

Current liabilities	449,239	710,748
Fixed liabilities	234,889	164,540

Total liabilities	684,129	875,288
Common stock	86,067	86,067
Capital surplus	170,313	170,313
Retained earnings	1,536,491	1,474,633
Treasury stock	(26,209)	(26,215)
Difference of appreciation and conversion	25,192	29,747

Total net assets	1,791,854	1,734,546

Total liabilities and net assets	2,475,984	2,609,835

[2] Unconsolidated Statements of Income

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2011	Year ended Mar. 31, 2012
Net sales	2,915,416	2,740,052
Cost of sales	2,037,882	2,062,006
Selling, general and administrative expenses	863,539	814,803

Operating income (loss)	13,994	(136,757)
Non-operating income	243,092	213,057
Non-operating expenses	27,317	35,911
Ordinary income	229,769	40,388
Extraordinary income	115,334	31,383
Extraordinary loss	172,690	29,348

Income before income taxes	172,413	42,422
Income taxes (benefit) expense:
Current	62,838	18,620
Prior years	9,331	—
Deferred	13,586	(22,478)

Net income	86,657	46,280

[3] Unconsolidated Statements of Stockholders’ Equity

(Parent company only)

	Stockholders’ equity					Difference of appreciation and conversion
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges	Total net assets
Balance at March 31, 2011	86,067	170,313	1,536,491	(26,209)	1,766,662	25,348	(156)	1,791,854

Changes of items during the period
Dividend from surplus			(108,138)		(108,138)			(108,138)
Net income (loss)			46,280		46,280			46,280
Purchase of treasury stock				(7)	(7)			(7)
Reissuance of treasury stock			(0)	1	1			1
Others						4,583	(28)	4,555
Total changes of items during the period	—	—	(61,857)	(6)	(61,863)	4,583	(28)	(57,308)

Balance at March 31, 2012	86,067	170,313	1,474,633	(26,215)	1,704,799	29,932	(184)	1,734,546

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month May 2012.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.